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APR 1 1 2023

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SEC FILE NUMBER
8-48355

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CORPORATE INVESTMENTS GROUP INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

238 W Cermak Road 3A
(No. and Street)

CHICAGO	IL	60616
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JADE LAM	312-225-1388	jade.tse@488trade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS THAYER LLC
(Name – if individual, state last, first, and middle name)

1600 HIGHWAY 6, SUITE 100	SUGAR LAND	TX	77478
(Address)	(City)	(State)	(Zip Code)

July 14th , 2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDY LAM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CORPORATE INVESTMENTS GROUP, INC, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA IP
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires May 13, 2023

Signature: [signature], President

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORPORATE INVESTMENTS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5 (d)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

CORPORATE INVESTMENTS GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

TABLE OF CONTENTS

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Corporate Investments Group
238 West Cermak Road, Suite 3A
Chicago IL 60616 USA

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Corporate Investments Group (the "Company") as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows for the year then ended, December 31, 2022, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of Corporate Investments Group's financial statements. The supplemental schedules are the responsibility of Corporate Investments Group's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Corporate Investments Group auditor since 2022.
Sugar Land, TX
March 31, 2023

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of DECEMBER 31, 2022

ASSETS		
Current assets:		
Cash	$	106,616
Deposit with clearing organization		50,000
Receivables		11,693
Other receivables		505
Prepaid Expenses		222
Deposit		1,500
Total current assets:		170,536
Non-current assets:		
Equipment, net		640
TOTAL ASSETS	$	171,176
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts Payable and Accrued Liabilities	$	11,720
TOTAL LIABILITIES	$	11,720
COMMITMENTS AND CONTINGENCIES		-
MEMBERS' EQUITY		
Common Stock		1
0.0001 par value, 100,000 shares authorized,		
14,700 shares issued and outstanding		
Additional paid in capital		117,678
Retained eamings		41,777
TOTAL MEMBERS' EQUITY	$	159,456
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	171,176

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES		
Commissions	$	237,272
Administrative fees		16,633
12b-1 fees		2,096
TOTAL REVENUES		256,001
EXPENSES		
Employee Compensation and Benefits		106,617
Professional Fees		5,500
Occupancy and Equipment Rental		22,067
Other Operating Expenses		27,064
TOTAL EXPENSES		161,248
INCOME FROM OPERATIONS		94,753
OTHER EXPENSES		
Realized loss on investment		34,651
NET INCOME	$	60,102

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2021	$ 1	$ 117,678	$ 271,588	$ 389,267
Distributions			(289,913)	(289,913)
Net Income			60,102	60,102
Balance at December 31, 2022	$ 1	$ 117,678	$ 41,777	$ 159,456

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities		
Net Income	$	60,102
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation Expense		444
Changes in operating assets and liabilities:		
Receivable from Brokers or Dealers		29,958
Other Receivables		(356)
Prepaid Expense		666
Accounts Payable and Accrued Expenses		(67,168)
Net cash provided by operating activities	$	23,646
Cash flows from investing activities		
Purchase of Office Computer		(176)
Net cash used in investing activities		(176)
Cash flows from financing activities		
Distributions to Members		(289,913)
Net cash used in financing activities	$	(289,913)
Net decrease in cash	$	(266,443)
Cash at January 1, 2022	$	373,059
Cash at December 31, 2022	$	106,616

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR		
For Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Corporate Investments Group, Inc. (the "Company") was incorporated in the state of Illinois on June 7, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including a broker or dealer retailing corporate equity and debt securities, mutual fund retailer via either application or wire order, U.S. Government securities broker and a put and call broker or dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash
Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities
Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Equipment
Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Leases
The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2022 financial statements as the office lease agreement is considered month-to-month until termination by either party.

Revenue Recognition
The Company receives commissions on the purchase and sales of securities made on behalf of its customers. Securities traded include equities, corporate fixed-income, municipal fixed-income, and equity options. Additionally, the Company receives revenue from customers in the form of administrative fees and 12b-1 fees. Commissions and administrative fees are recorded by the Company at a point in time when services are rendered. 12b-1 fees are recorded over a period of time, in accordance with their respective agreements.

Income Taxes
With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the members are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Reclassification
Certain prior year balances may have been reclassified to conform with the current year's presentation. Any balances that may have been reclassified would not have an effect on the prior year's statement of income.

Fair Value of Financial Instruments
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable, accrued expenses, receivables, prepaid expenses and cash.

Concentration of Credit Risk
Financial instruments that potentially subject to concentrations of credit risk consist primarily of cash. All of the Company's cash is held at high credit quality financial institutions. No credit risk in accounts receivable as deemed collectable.

Recent Accounting Pronouncements
The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification' or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's")

The Financial Accounting Standards Board issued ASU2016-02 Leases, and several amendment (collectively "ASU2016-2"), which requires lessees to recognize assets and liabilities arising from operating leases on the statement of financial condition. The Company is not a party to any lease agreements that have a term in excess of twelve months as the lease is on a month to month basis. The Company includes its rent expenses on its books and records as payments are made. As such, the new accounting pronouncement does not have an impact on the financial statement.

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company does not expect the standard to have a significant impact on its financial statements.

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has AXOS Clearing LLC (the "Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2022 was $50,000.

NOTE 3: RECEIVABLES

Receivables balance as of December 31, 2022 were $11,693, due from the clearing broker. Management has determined no allowance for credit losses is necessary as of December 31, 2022.

CORPORATE INVESTMENTS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 5: EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

Computers & Equipment	$	15,110
Furniture		16,030
Total cost of equipment		31,140
Less: accumulated depreciation		(30,500)
Equipment, net	$	640

Depreciation expense for the year ended December 31, 2022 was $444.

NOTE 6: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2022 consisted of:

Audit fee	$	5,500
Accounts payable		697
Credit card payable		1,059
Commission payable		4,463
Total	$	11,719

NOTE 7: MEMBERS' EQUITY

During the year ended December 31, 2022, the Company made distributions to the members of $289,913 in cash.

NOTE 8: TYPES OF REVENUE

Commissions	$	237,272
Administrative fees		16,633
12b-1 fees		2,096
TOTAL REVENUES		256,001

NOTE 9: INCOME TAXES

As discussed in Note 1, the Company has elected S Corporate tax status; therefore, no federal income tax provision is reported.

The state of Illinois has similar rules to the federal tax, except there exists a minimal replacement tax of 1.5%.

NOTE 10: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2022 the Company had related party transactions noted below:

		Andy Lam		Jade Lam
Commission	$	36,184	$	22,114
Compensation		1,100		100
Distribution		193,276		96,637
Total	$	230,560	$	118,851

NOTE 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $156,590 which was $56,590 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($11,719) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 14: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 31, 2023. The date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLMENTAL INFORMATION

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2022

Computation of net capital		
Common Stock	$ 1	
Additional paid-in capital	117,678	
Retained Earnings	41,777	
Total Member's Equity		$159,456
Less: Non-allowable assets		
Property and equipment, net	640	
Prepaid Expenses	726	
Deposit	1,500	
Total non-allowable assets		(2,866)
Net Capital		$ 156,590
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 781	
Minimum dollar net capital required	$100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 56,590
Ratio of aggregate indebtedness to net capital	0.07 : 1	

There are no material differences between the above computation and the Company's corresponding unaudited Form Focus Part IIA filing as of December 31, 2022.

SUPPLEMENTAL INFORMATION

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE II – COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2022

A computation of reserve requirements is not applicable to Corporate Investments Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SUPPLEMENTAL INFORMATION

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2022

Information relating to possession or control requirements is not applicable to Corporate Investments Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii)

Director and Member
Corporate Investments Group, Inc.
238 West Cermak Road, Suite 3A
Chicago, IL 60616

Dear Andy Lam,

We have reviewed management's statements, included in the accompanying Exemption Report, in which Corporate Investments Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Corporate Investments Group, Inc. claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Corporate Investments Group, Inc. stated that Corporate Investments Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Corporate Investments Group, Inc. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Corporate Investments Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
March 31, 2023

CORPORATE INVESTMENTS GROUP, INC.

238 West Cermak Road Suite 3A Chicago IL 60616
1 (312)225 1388

www.488trade.com MMID:CIIV Members : FINRA SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Corporate Investments Group, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or Dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Indentified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2022 through December 31, 2022.

Corporate Investments Group, Inc.

By:

, President

Andy Lam, President

March 31, 2023